PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 January 2008 and 2007

(Expressed in Canadian Funds)

Prepared by Management

These financial statements have NOT been reviewed by the Company’s auditor

Pacific North West Capital Corp.		Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheet

Canadian Funds
	January 31,	April 30,
ASSETS	2008	2007
Current
Cash and cash equivalents	$6,649,288	$4,144,031
Accounts receivable	125,621	33,146
Due from River Valley Joint Venture (Note 4b)	–	101,165
Prepaid expenses, advances and deposits	38,954	44,103
Portfolio investments (Note 3)	1,644,876	115,772
	8,458,739	4,438,217
Restricted Cash - Flow - Through (Note 7b)	480,814	–
Mineral Property Costs - Statement 5 (Note 4)	5,332,930	2,795,717
Equipment (Note 5)	160,012	81,937
	$14,432,495	$7,315,871

LIABILITIES
Current
Accounts payable and accrued liabilities	$100,086	$139,441
Cash call Payable	–	–

	100,086	139,441
Commitments (Note 10 )

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited common shares without par value
Issued and fully paid:
54,563,008 (April 30, 2007 - 41,996,202) common shares	24,365,564	16,906,926
Contributed Surplus	1,319,058	1,267,228
Deficit - Statement 2	(11,352,213)	(10,997,724)
	14,332,409	7,176,430
	$14,432,495	$7,315,871

ON BEHALF OF THE BOARD:

“Harry Barr”	,	Director
“Jordan Point ”	,	Director

- See Accompanying Notes -

Pacific North West Capital Corp.					Statement 2
(An Exploration Stage Company)

Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance - 30 April 2005	31,817,404	$13,381,700	$975,046	(8,422,138)	$5,934,608
Issuance of shares for:
- Private placements	2,956,000	1,136,800	–	–	1,136,800
- Properties	139,048	113,800	–	–	113,800
- Performance shares	200,000	72,250	–	–	72,250
Share issuance costs	–	(89,019)	–	–	(89,019)
Stock-based compensation costs
(Note 7e)	–	–	204,879	–	204,879
Future income tax on flow-through
(Note 8c)	–	(387,649)	–	–	(387,649)
Performance shares allotted	–	–	(24,000)	–	(24,000)
Loss for the year	–	–	–	(1,344,822)	(1,344,822)
Balance - 30 April 2006	35,112,452	$14,227,882	$1,155,925	$(9,766,960)	$5,616,847
Issuance of shares for:
- Private placements	6,572,104	3,000,000	–	–	3,000,000
- Properties	154,538	8,000	–	–	8,000
- Exercise of warrants	45,600	13,680	–	–	13,680
- Performance shares	50,000	17,000	–	–	17,000
- Finder's fees	61,508	28,909	–	–	28,909
Share issuance costs	–	(85,559)		–	(85,559)
Fair value assigned to warrants	–
(Note 7 f)	–	–	7,909	–	7,909
Stock-based compensation costs
(Note 7 e)	–	–	103,394	–	103,394
Future income tax on flow-through
(Note 8 c)	–	(302,986)	–	–	(302,986)
Loss for the year		–	–	(1,230,764)	(1,230,764)
Balance - 30 April 2007	41,996,202	$16,906,926	$1,267,228	$(10,997,724)	$7,176,430
Issuance of shares for:
- Private placements	10,265,306	5,964,923	–	–	5,964,923
- F/T Private placements	2,084,000	1,492,000	–	–	1,492,000
- Properties	85,000	61,250	–	–	61,250
- Exercise of warrants	–	–	–	–	–
- Exercise of options	132,500	53,000	–	–	53,000
- Performance shares	–	–	–	–	–
Share issuance costs	–	(112,535)	–	–	(112,535)
Stock-based compensation costs
(Note 7 e)	–	–	51,830	–	51,830
Loss for the year	–	–	–	(354,489)	(354,489)
Balance - 31 January 2008	54,563,008	$24,365,564	$1,319,058	$(11,352,213)	$14,332,409

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	January 31	January 31	January 31	January 31
	2008	2007	2008	2007
General and Administrative Expenses
Audit and accounting	$21,467	10,581	$59,971	$28,037
Consulting fees	46,553	50,342	295,502	170,344
Consulting fees -stock compensation costs	11,289	24,563	51,830	77,175
Insurance, licenses and fees	17,247	4,170	55,849	35,607
Legal	337	2,158	29,987	6,533
Management fees	25,084	26,798	101,392	70,898
Director fees	10,000	4,500	36,000	13,500
Office	9,720	10,249	52,792	38,591
Vehicle Lease	3,471	3,241	10,412	9,724
Rent	12,364	15,317	35,912	44,190
Telephone and utilities	6,464	7,062	34,289	22,901
Transfer agent and regulatory fees	5,692	5,693	40,748	36,086
Travel, lodging and food	41,125	52,811	160,237	97,156
Wages, salaries and benefits	66,254	32,029	138,615	104,465
Shareholder relations and promotion	72,455	60,413	318,744	218,773
Interest, bank charges and taxes	1,385	840	8,076	2,563
Loss Before the Following	(350,907)	(310,767)	(1,430,356)	(976,543)
Other Income (Expenses)
Gain on sale of investments	232,268	–	232,268	–
Unrealized gain/loss on investment portfolio	468,337	-	468,337	-
Interest and other income	27,805	18,065	95,658	50,534
Foreign exchange gain, net	(69)	–	(55)	–
Project Management fees	19,722	16,483	279,658	47,830
Write-off of mineral property costs	–	–	–	(84,271)
	748,063	34,548	1,075,866	14,093

Income / (Loss) for the Period	$397,156	$(276,219)	$(354,489)	$(962,450)

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds
	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
Cash Resources Provided By (Used In)	2008	2007	2008	2007
Operating Activities
Loss for the period	$–	$(276,219)	$(354,489)	$(962,450)
Items not affecting cash
Mineral property costs written off	–	–	–	84,272
Stock based-compensation costs	11,289	24,563	51,830	77,175
Gain on sale of portfolio investments	(232,268)	–	(232,268)
Unrealized gain/loss on portfolio investments	(468,337)	–	(468,337)
Consulting fees - performance shares issued/allotted	–	500	–	17,000
	(689,316)	(251,156)	(1,003,264)	(784,003)

Changes in non-cash working capital	292,273	88,066	(36,183)	158,761

	(397,043)	(163,090)	(1,039,447)	(625,242)
Investing Activities
Stillwater advances received	911,301	–	1,000,000	–
Purchase of equipment	(7,051)	(7,874)	(78,075)	(30,479)
Purchase of portfolio investments	(960,731)	–	(1,784,595)	–
Proceeds from sale of portfolio investments	132,997	–	492,449	–
Mineral property costs	(782,386)	(243,070)	(3,482,463)	(738,701)
	(705,870)	(250,944)	(3,852,684)	(769,180)
Financing Activities
Share capital issued, net of issuance costs	(46,845)	2,939,419	7,397,388	2,939,919

Net Increase (Decrease) in Cash	(1,149,758)	2,525,385	2,505,257	1,545,497
Cash position - Beginning of period	7,799,046	2,252,318	4,144,031	3,232,206
Cash Position - End of Period	$6,649,288	$4,777,703	$6,649,288	$4,777,703
Cash Position Consists of:
Cash and cash equivalents	$6,649,288	$4,777,703	$6,649,288	$4,777,703
Restricted cash	480,814		480,814
	$7,130,102	$4,777,703	$7,130,102	$4,777,703
Supplemental Disclosure of Non-Cash Investing and Financing Activities
Stock-based compensation expense included in share capital	$51,830	$–	$51,830	$52,612
Shares issued for mineral properties	$54,750	$–	$54,750	$8,000
Performance shares issued for consulting fees	$–	$–	$–	$16,500

Pacific Norwest Capital Corp.				Schedule
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Nine months ended January 31, 2008			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Ontario Properties:
River Valley
Engineering and geological consulting	$-	$-	$-	$-

West Timmins Nickel
Staking	-	-	-	-
Drilling	-	448,030	448,030	28,779
Geophysical	-	94,737	94,737	116,186
Field expenses	-	167,171	167,171	12,539
Assays and geochemical	-	24,322	24,322	-
Engineering and geological consulting	-	141,813	141,813	27,001
Management fees	-	268,204	268,204	-
	-	1,144,277	1,144,277	184,505
Raglan Hills, ON (Old: South Renfrew )
Staking	-	-	-	6,017
Field expenses	-	1,769	1,769	2,156
Assays and geochemical	-	1,424	1,424	-
Engineering and geological consulting	-	5,623	5,623	4,370
	-	8,816	8,816	12,543
Ontario Project
Staking	3,000	-	3,000	11,754
Field expenses	-	-	-	671
Engineering and geological consulting	-	540	540	5,560
	3,000	540	3,540	17,985
Coldwell Project
Staking	214,761	-	214,761	-
Geophysical	-	187,420	187,420	-
Field expenses	-	99,962	99,962	-
Assays and geochemical	-	21,264	21,264	-
Engineering and geological consulting	-	71,502	71,502	-
	214,761	380,148	594,909	-
Balance Carried Forward	$217,761	$1,533,781	$1,751,542	$215,033

Pacific Norwest Capital Corp.				Schedule
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Nine months ended January 31, 2008			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Forward	$217,761	$1,533,781	$1,751,542	$215,033

Ontario Properties - Continued
Sudbury General
Engineering and geological consulting	-	96,536	96,536	34,903
Assays and geochemical	-	790	790	77
Field expenses	-	45,412	45,412	33,396
Wages	-	-	-	3,039
	-	142,738	142,738	71,415
East Sudbury
Engineering and geological consulting	-	34,267	34,267	-
Field expenses	-	4,567	4,567	-
	-	38,834	38,834	-
Swayze, ON (Old: Nickel Muir)
Staking	6,500	-	6,500	-
Engineering and geological consulting	-	4,599	4,599	-
Field expenses	-	840	840	-
	6,500	5,439	11,939	-
East GLN
Geophysics	-	69,261	69,261	-
Engineering and geological consulting	-	6,899	6,899	-
Field expenses	-	1,331	1,331	-
	-	77,491	77,491	-
East Rim
Staking	132,733	-	132,733	-
Engineering and geological consulting	-	4,042	4,042	-
Field expenses	-	3,269	3,269	-
	132,733	7,311	140,044	-

Balance Carried Forward	$356,994	$1,805,594	$2,162,588	$286,448

Pacific Norwest Capital Corp.				Schedule
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs

Canadian Funds
	Nine months ended January 31, 2008			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Forward	$356,994	$1,805,594	$2,162,588	$286,448
Quebec Properties:
Glitter Lake
Shares issued for property	-	-	-	8,000
Field expenses	-	44,166	44,166	1,570
Assays and geochemical	-	7,150	7,150	-
Engineering and geological consulting	-	11,620	11,620	19,482
Glitter claim renewal	-	1,600	1,600	-
	-	64,536	64,536	29,052
Soquem Taureau
Engineering and geological consulting	-	71,676	71,676	137,516

Soquem Chenneville
Assays and geochemical	-	75	75	-
Engineering and geological consulting	-	70,647	70,647	-
	-	70,722	70,722	-
Winter Lake, North West Territories
Staking	-	-	-	52,250
Engineering and geological consulting	-	1,081	1,081	-
	-	1,081	1,081	52,250
Nickel Plats Saskatchewan
Cash option payments	20,000	-	20,000	-
Treasury shares – option payment	54,750	-	54,750	-
Geophysics	-	53	53	-
Assays and geochemical	-	824	824	-
Engineering and geological consulting	-	57,373	57,373	-
Field expenses	-	16,899	16,899	-
	74,750	75,149	149,899	-
Nickel Plats adjunct - Saskatchewan
Cash option payments	10,000	-	10,000	-
Staking	35,245	-	35,245	10,000
	45,245	-	45,245	10,000
Balance Carried Forward	$476,989	$2,088,758	$2,565,747	$515,266

Pacific Norwest Capital Corp.				Schedule
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Nine months ended January 31, 2008			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Forward	$476,989	$2,088,758	$2,565,747	$515,266

Alaska Properties:

Union Bay
Cash option payments	-	-	-	30,000
Engineering and geological consulting	-	1,039	1,039	1,389
Field expenses	-	219	219	500
Property fees	-	5,274	5,274	4,584
	-	6,532	6,532	36,473

Reconnaissance Properties (Kane, Tonsina, SE Alaska)
Staking	-		-	17,345
Amounts recovered or received	-	(500,000)	(500,000)	-
Filing fee		8,257	8,257	6,794
Engineering and geological consulting		111,990	111,990	30,370
Wages		2,082	2,082	63,150
Assays and geochemical		14,620	14,620	11,607
Field expenses		251,647	251,647	35,126
	-	(111,404)	(111,404)	164,392

Alaska - Good News Bay
Staking Cash payments	58,000	-	58,000	67,980
Amounts recovered or received	-	(500,000)	(500,000)	(58,500)
Engineering and geological consulting	-	30,181	30,181	45,370
Wages	-	28,375	28,375	45,688
Assays and geochemical	-	20,711	20,711	5,361
Field expenses	-	385,571	385,571	54,705
	58,000	(35,162)	22,838	160,604

Balance Carried Forward	$534,989	$1,948,724	$2,483,713	$876,735

Pacific Norwest Capital Corp.				Schedule
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs

Canadian Funds
	Nine months ended January 31, 2008			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Forward	$534,989	$1,948,724	$2,483,713	$876,735

Labrador
Engineering and geological consulting	-	1,581	1,581	-
Field expenses	-	-	-	-
	-	1,581	1,581	-
North Voiseys
Staking	46,080	-	46,080	-
Engineering and geological consulting	-	5,365	5,365	-
Field expenses	-	474	474	-
	46,080	5,839	51,919	-
New Zealand
Filing fee	-	-	-	2,286
Engineering and geological consulting	-	-	-	396
	-	-	-	2,682

General exploration and property examination	-	-	-	11,100

Costs for the Period	581,069	1,944,281	2,525,350	890,517
Balance - Beginning of year	753,934	2,041,783	2,795,717	2,072,383
Mineral property costs written off	-	-	-	(167,183)

Balance - End of period	$1,335,003	$3,997,927	$5,332,930	$2,795,717

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

1.

Significant Accounting Policies

a)

Nature of Operations

The Company was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

b)

Basis of Consolidation

These consolidated financial statements include the accounts of the Pacific North West Capital Corp. (“the Company”) and its wholly owned US subsidiary, Pacific Northwest Capital Corp. USA. Inter-company balances are eliminated upon consolidation.  The consolidated financial statements of the Company and the accompanying notes have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which as described in note 11, differ in certain respects from accounting principles generally accepted in the United States of America.

c)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash investments with institutions of high-credit worthiness.

d)

Portfolio Investments

Investments are recorded at the lower of cost and quoted market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

e)

Mineral Properties and Deferred Exploration Expenditures

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Mineral Properties and Deferred Exploration Expenditures- Continued

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received are recorded as a gain on option or disposition of mineral property.

f)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over the related assets useful life.

There are no asset retirement obligations as at 30 April 2007 and 2006.

g)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts and applies those amounts against exploration costs when the Company’s application for tax credits is approved by the Canada Revenue Agency.  Assessments, if any for taxes, penalties and interest are deducted from the tax credits when assessed.

h)

Equipment and Amortization

Equipment is valued at cost less accumulated amortization.  The Company provides amortization of furniture and office equipment, and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rates are applied in the year of acquisition.

i)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.  A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realised.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

1.

Significant Accounting Policies - Continued

j)

Foreign Currency Translation

The Company's subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal basis as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

k)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

l)

Loss per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share which assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

1.

Significant Accounting Policies - Continued

n)

Flow-Through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

o)

Joint Venture

Certain of the Company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

p)

Performance shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, portfolio investments, amount due from River Valley Joint Venture, accounts payable, accrued liabilities, and cash call payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

3.

Portfolio Investments - Details are as follows:

	January 31, 2008		April 30, 2007
	Book Value	Market Value	Book Value	Market Value
385,688 (2007 – 485,688) common shares of Freegold Ventures Limited (“Freegold”)	$56,272	$655,670	$ 70,840	$437,119
196,600 (2007 – 196,600) common shares of CanAlaska Uranium Ltd (“CanAlaska”)	37,433	69,793	37,432	131,722
174,500 (2007 – Nil) common shares of El Nino Ventures Inc (“El Nino”)	81,311	118,660	-	-
Other Marketable securities	1,001,524	800,753	7,500	24,000
	$1,176,540	$1,644,876	$ 115,772	$592,841

The above investments have been accounted for using the fair value method. All investments represent less than a 5% ownership of the respective companies.   Freegold, CanAlaska, El Nino and the Company have certain directors in common.

Changes in Accounting Policies

On May 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants Handbook ("CICA Handbook") Section 1530, Comprehensive Income, Section 3855, Financial Instruments - Recognition and Measurement.  These standards were adopted prospectively and accordingly, comparative amounts for prior periods have not bee restated.

Comprehensive Income

Section 1530 introduces other comprehensive income ("OCI").  OCI represents changes in shareholders' equity arising from unrealized gains and losses on financial assets classified as available-for-sale.  As required, the Company has included in its interim consolidated financial statements a gain on reclassification of investments available for trading during the nine months ended January 31, 2008.

Financial Instruments - Recognition and Measurement

Section 3855 requires that all financial assets and financial liabilities be measured at fair value on initial recognition except for certain related party transaction.  Financial instruments classified as held-for-trading are measured at fair value and unrealized gains and losses are included in the net income in the period in which they arise.  The Company has historically measured these instruments at the lower of cost and market value and any unrealized gains or losses have been included in net income.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

4.

Mineral Properties

a.

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances /Refunds	Write-off Mineral Property Costs	Total January 31, 2008
Ontario Properties
River Valley	1	5,053,099	(5,053,099)	-	1
Sargesson and Kelly/Davis	27,900	11,954	-	-	39,854
West Timmins Nickel	56,595	2,881,785	-	-	2,938,380
Raglan Hills, ON (Old: South Renfrew)	6,017	15,342	-	-	21,359
Ontario Projects	11,754	6,771	-	-	18,525
East Sudbury	-	38,834	-	-	38,834
Swayze, ON (Old: Nickel Muir)	6,500	5,439	-	-	11,939
Coldwell	214,761	380,148	-	-	594,909
East GLN	-	77,491	-	-	77,491
East Rim	132,733	7,311	-	-	140,044
Thunderbay	3,000	-	-	-	3,000
Ontario General	-	142,738	-	-	142,738
Quebec Properties
Glitter Lake	80,600	214,762	(120,940)	-	174,422
Soquem - Taureau	-	209,192	-	-	209,192
Soquem - Cheneville	-	70,722	-	-	70,722
Northwest Territories	52,250	1,081	-	-	53,331
Saskatchewan Nickels	129,995	75,149	-	-	205,144
Alaska Properties
Union Bay	441,593	4,030,313	(4,251,162)	-	220,744
Reconnaissance (Kane, Tonsina, SE Alaska)	27,946	554,948	(500,000)	-	82,894
Goodnews Bay	153,730	628,813	(558,500)	-	224,043

Labrador	1	1,581	-	-	1,582
North Voiseys	46,080	5,839	-	-	51,919

	$ 1,391,456	$ 14,425,175	$ (10,483,701)	$ -	$ 5,332,930

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 4b(i) - 4b(vi) respectively), in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 31 July 2007, $150,000 is receivable from the joint venture for an unsecured advance payable on demand.

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

i)

River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property, Ontario

The Company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture - Continued

iv)

Washagami Property, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

vi)

Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a Company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares.  In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000.  The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

c)

Sargesson and Kelly/Davis Properties, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

4.

Mineral Properties - Continued

d)

West Timmins Nickel Project, Ontario

By agreement dated 28 October 2004, the Company may earn up to a 100 % interest in the West Timmins Nickel Project from Xstrata Nickel (“Xstrata”) (formerly Falconbridge Inc.).  The project is located in the Timmins region of Ontario.

Under the terms of the Agreement, the Company, at its option, will spend $4,000,000 over a four-year period in order to vest with a 100% interest in the project.  Xstrata, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within four years.  Xstrata may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20,000,000 expenditures on the property.  Under the agreement, the Company will act as operator effective 1 January 2005.

Minimum aggregate exploration expenditures of $4,000,000 must be completed by 31 December 2008, as follows:

On or before 31 December 2005	(completed)	$750,000
On or before 31 December 2006	(completed)	$1,500,000
On or before 31 December 2007	($2,950,247 incurred)	$2,500,000
On or before 31 December 2008		$4,000,000

e)

Raglan Hills, ON (Old: South Renfrew Property)

During the previous year, the Company acquired certain claims by staking in Ontario.

f)

Marathon Property, Ontario

During the period, the Company acquired certain claims by staking in Ontario.

g)

Glitter Lake Property, Quebec

By agreement dated 15 August 2003, amended on 30 April 2005 and amended on 30 April 2006, the Company can acquire, from CanAlaska Ventures Ltd. (“CanAlaska”), a Company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007		-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

4.

Mineral Properties - Continued

g)

Glitter Lake Property, Quebec - Continued

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 24 months.  In the event the Company does not complete a bankable feasibility study within two years, the Company agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest the Company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the Company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining Company elects to participate in the project before the Company vests with a 50% interest, the Company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the Company becoming vested, or pay such amount that will result in the Company having spent $1,000,000 in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

h)

Soquem agreement, Quebec

During the previous year, the Company entered into a 50:50 Cooperation Agreement with Soquem Inc. in order to conduct research on platinum properties in the province of Quebec.  Field work was carried out and subsequently certain mineral claims were staked.

i)

North West Territories

During the previous year, the Company acquired certain mineral claims by staking in the North West Territories.

j)

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008		30,000	75,000	200,000
On or before 30 April 2009		30,000	75,000	250,000
On or before 30 April 2010		-	75,000	300,000
On or before 30 April 2011		40,000	-	-
On or before 30 April 2012		40,000	-	-
On or before 30 April 2013		40,000	-	-
Total		$210,000	300,000	$750,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

4.

Mineral Properties - Continued

j)

Nickel Plats, Saskatchewan- Continued

An additional 100,000 shares will be issued upon vesting of 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $750,000.

During the period, by agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $750,000.

k)

Union Bay Property, Alaska, USA

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold, a company with certain directors and officers in common, an option to earn up to a 70% interest in the Property.

In order to earn its 50 % interest, the Company, purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (paid / incurred	20,000	-	30,000
- On or before 30 January 2004 (issued)	-	30,000	-
- On or before 1 July 2004 (paid / incurred)	20,000	-	30,000
- On or before 1 July 2005 (paid / incurred)	30,000	-	340,000
- On or before 1 July 2006 (paid / incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of  vesting with 50%. This election was not made.

As a term of the Agreement, the Company upon vesting with 50%, issued 253,586 shares at market value for $100,000 to Freegold. 134,538 shares were issued and accounted for in a previous year.

By Memorandum of Agreement dated 4 May 2007 Freegold and the Company confirmed their 50:50 interest in the Property. The Company will be the Project Operator.

l)

Kane Property, Alaska

In a prior year the Company acquired certain mineral claims by staking in Alaska.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

4.

Mineral Properties - Continued

m)

Goodnews Bay, Alaska

By agreement dated 1 January 2006, the Company can acquire, from Calista Corporation (“Calista”), a 100% interest in certain mineral claims known as the Goodnews Bay property, located on the west coast of Alaska.

As consideration, the Company, at its option, must make payments and incur exploration expenditures as follows:

			Payments	Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006	(paid/incurred)		45,000		200,000
On or before 31 December 2007	(paid/incurred)		55,000		250,000
On or before 31 December 2008			75,000		350,000
On or before 31 December 2009*			100,000		450,000
On or before 31 December 2010					700,000
Total		US$	300,000	US$	1,950,000

*US$100,000 annual payments to be made thereafter until completion of a feasibility study

  US$250,000 annual payments to be made following completion of a feasibility study

The Company has elected to expend the required US$200,000 - 2006 exploration expenditures. The Company shall have until December 1st of each year the lease is in effect to commit to the following year's exploration expenditures.

After the Company has completed US$1.95 million expenditures on the property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a feasibility study is completed.

Once the Company completes a feasibility study the Company shall have no further work obligations for a subsequent period of four years in addition to the time remaining of the grace period of two years. After five years, the Company will continue to make cash payments of US $100,000 until such time as the feasibility study is completed. Upon completion of a feasibility study and until such time as the commencement of commercial production the Company will make cash payments of US $250,000 per annum.  In addition, the Company will donate US$3,000 (paid in current year) to the Calista Corporation Scholarship Fund each year the lease is in effect, until such time as a feasibility study is completed at which time the donation shall increase to US$5,000 per year. Following commencement of commercial production, the Company will provide US$10,000 per annum to the scholarship fund.

The Company will pay a NSR to Calista of 1.5% or US$100,000 per annum whichever is the greater from the commencement of commercial production for a period of five years or until payback of all capital expenditure on the project whichever is shorter; thereafter the royalty shall be tied to the price of platinum.  Upon receipt of the feasibility study, Calista shall have one hundred and eighty (180) days in which to elect to acquire up to fifteen percent (15%) but in no event less than five percent (5%) operating interest in the project. At the time Calista elects to acquire an operating interest Calista shall pay the joint venture an initial contribution of two hundred percent (200%) of the agreed-upon pro-rata portion of exploration costs incurred by the Company, minus anniversary cash payments and scholarship contributions paid to Calista.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

4.

Mineral Properties - Continued

m)

Goodnews Bay, Alaska- Continued

On 7 February 2007, the Company entered into a Letter of Agreement with Stillwater Mining company (“Stillwater”) pertaining to ongoing exploration on the property. Under the terms of the Agreement, Stillwater will spend US$4 million to earn 50% of the property by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years. The final agreement is still pending.

The Company will be the project manager during the option period, as defined in the Letter of Agreement and will receive a management fee. US$50,000 was received upon execution of this agreement.

n)

Tonsina Property, Alaska

During the previous year, the Company acquired certain mineral claims by staking in Alaska.

o)

S.E. Property, Alaska

During the previous year, the Company acquired certain mineral claims by staking in Alaska.

On 6 June 2007, the Company entered into an option agreement with Stillwater Mining company (“Stillwater”) pertaining to ongoing exploration on the property. Under the terms of the Agreement, Stillwater will spend US$3.5 million to earn 50% of the first selected property  and US$4.0 million on each subsequent selected property by December 31, 2011.  Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.

The Company will be the project manager during the option period, as defined in the Option Agreement and will receive a management fee.

p)

New Zealand Property

During a previous year, the Company was granted two exploration permits in New Zealand. During the period, the Company allowed one permit to lapse and transferred title on the other permit to Mainland Resources Ltd (a private company registered in New Zealand) while retaining a 2% NSR. Accordingly, all acquisition and exploration costs previously incurred have been written-off.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

5.

Equipment

Details are as follows:

	Cost	Accumulated Amortization	January 31, 2008 Net Book Value
Automotive equipment	$78,211	11,157	67,054
Furniture and office equipment	197,408	104,450	92,958
	$275,619	115,607	160,012

	Cost	Accumulated Amortization	April 30, 2007 Net Book Value
Automotive equipment	$13,017	$11,157	$1,860
Furniture and office equipment	184,527	104,450	80,077
	$197,544	$115,607	$81,937

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the period, fees for consulting services in the amount of $30,973 were paid to a company controlled by the former Corporate Secretary.

b)

During the period, management fees of $101,392 were paid to a company controlled by a director and Chairman.

c)

During the period, accounting fees of $42,200 were paid to a company controlled by the former Chief Financial Officer.

d)

During the period, engineering and consulting fees of $11,500 were paid to a company controlled by the former Vice-President of Business Development.

e)

During the period, engineering and consulting fees of $75,500 were paid to a company controlled by the Vice-President of Exploration.

f)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $36,000 was paid/accrued to directors.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

7.

Share Capital

a)

Private Placements

On 1 June 2007, the Company closed a non-brokered private placement of 584,000 flow-through units for gross proceeds of $292,000.   Each unit was priced at $0.50 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 1 December 2008.

On 1 June 2007, the Company closed a non-brokered private placement of 6,103,950 units for gross proceeds of $3,051,975.   Each unit was priced at $0.50 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 1 December 2008.

On 18 July 2007, the Company closed a non-brokered private placement of 4,161,356 units for gross proceeds of $2,912,949.   Each unit is priced at $0.70 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.90 per share exercisable until eighteen months from the closing date.

On 18 July 2007, the Company closed a non-brokered private placement of 1,500,000 flow-through units for gross proceeds of $1,200,000.   Each unit is priced at $0.80 and consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $1.00 per share exercisable until twelve months from the closing date.

During the previous year, the Company completed a non-brokered private placement of 4,444,444 common shares at a price of $0.45 per common share for gross proceeds of $2,000,000 with Stillwater Mining Company. No finder’s fee or commission have been paid.

During the previous year, the Company completed a non-brokered private placement of up to 2,127,660 shares at $0.47 per share. 1,889,362 flow-through common shares were issued for gross proceeds of $888,000 and 238,298 common shares were issued for gross proceeds of $112,000 to Stillwater Mining Company. A finder’s fee of 61,508 shares fair valued at $28,909 were issued.

b)

Flow-Through Shares

Flow-through shares are shares issued by a Company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

7.

Share Capital - Continued

c)

Exercise of Warrants and Options

i)

During the period, no warrants were exercised.

ii)

During the period, 132,500 options were exercised at $0.40 for gross proceeds of $53,000.

d)

Performance Shares

A total of 2,697,990 performance shares were reserved for issue.  At the discretion of the board of directors (“Board”), these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	15 January 2004	(issued)
50,000	30 June 2004	(issued)
50,000	31 October 2004	(issued)
50,000	28 February 2005	(allotted as at 30 April 2005 )(Issued June 2005)
50,000	1 July 2005	(issued)
50,000	1 December 2005	(issued)
300,000

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
25,000	24 May 2005	(issued)
25,000	24 November 2005	(issued)
50,000	28 August 2006	(issued*)
50,000	28 February 2007	(cancelled December 2006)
75,000	28 August 2007	(cancelled December 2006)
75,000	28 February 2008	(cancelled December 2006)
300,000

*

50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $17,000.  The difference between the issue price and the fair market value ($16,500) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company’s board of directors.  The exercise price of an option is to be not less than the closing price on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date.

A summary of the Company’s options at 31 January 2008 and the changes for the year are as follows:

Number outstanding 30 April 2007	Granted	Exercised	Expired	Cancelled	Number outstanding 31 January 2008	Exercise price per share	Expiry date
150,000	-	-	150,000	-	-	$0.60	1 July 2007
740,000	-	-	720,000	20,000	-	$0.60	31 December 2007
545,000	-	-	-	20,000	525,000	$0.76	10 September 2008
1,575,000	-	-	-	-	1,575,000	$0.60/$.70	5 November 2007/2009
419,500		-	-	7,500	412,000	$0.83	28 February 2010
380,000	-	-	-	10,000	370,000	$0.60	3 May 2010
100,000	-	100,000	-	-	-	$0.40	13 July 2010
310,000	-	25,000	-	-	285,000	$0.40	3 February 2011
340,000	-	7,500	-	-	332,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
75,000	-	-	-	75,000	-	$0.45	12 October 2011
150,000	-	-	-	-	150,000	$0.47	14 February 2009
100,000	-	-	-	-	100,000	$0.47	14 February 2012
-	1,500,000	-	-	-	1,500,000	$0.55	18 May 2012
-	50,000	-	-	-	50,000	$0.72	27 June 2012
-	100,000	-	-	-	100,000	$0.70	13 August 2012
-	280,000	-	-	-	280,000	$0.50	11 October 2012
-	130,000	-	-	-	130,000	$0.50	29 October 2012
-	85,000	-	-	-	85,000	$0.50	14 November 2012
4,954,500	2,145,000	132,500	870,000	132,500	5,964,500

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options - Continued

During the previous year, the Company granted the following options and recognized the following costs with respect to options granted :

Grant date	Granted	Exercise price	Fair Value	2007 Vested Amount
8 May 2006	50,000	$0.50	$9,216	$8,479
19 May 2006	20,000	$0.50	2,960	1,480
12 October 2006	75,000	$0.45	3,050	1,255
14 February 2007	250,000	$0.47	39,576	5,620
Total	395,000		$54,802	$16,834

The total estimated fair value of the 395,000 options is $54,802.  Since the options were granted under a graded vesting schedule, $16,834 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

During prior years, the Company granted the following options and recognized the 2007 vested amount as follows:

Grant date	Granted	Exercise price	Fair Value	2007 Vested Amount
5 November 2004	2,000,000	$0.64	$433,335	$2,167
13 July 2005	100,000	$0.40	$16,959	$5,653
3 February 2006	350,000	$0.40	47,052	22,100
19 April 2006	440,000	$0.40	69,730	56,640
Total	2,890,000		$567,076	$86,560

The total estimated fair value of the 2,890,000 options is $567,076.  Since the options were granted under a graded vesting schedule, $86,560 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during 2007.  The offsetting entry is to contributed surplus.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options - Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	51.49%	49.0%	47.87%
Risk-free interest rate	4.08%	4.10%	4.06%
Expected life of options	5.0 years	5.0 years	5.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Subsequent to the year-end, 1,500,000 stock options were granted at an exercise price of $0.55 per common share for a period of five years.

f)

Share Purchase Warrants

As at 30 April 2007, the following share purchase warrants were outstanding:

Warrants	Exercise Price	Expiry Date
3,343,975	$0.60	1 December 2008
750,000	$1.00	18 July 2008
2,080,678	$0.90	18 January 2009
6,174,653

During the previous year, 175,736 common share purchase warrants having a fair value of $7,909 were issued relating to a private placement.

The relative pro rata allocation of the fair value of the stock purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes option-pricing model with the following weighed average assumptions:

April 30, 2007
Average risk-free interest rate	3.95%
Expected dividend yield	NIL
Expected stock price volatility	36.24%
Average expected warrant life	1.0 years

Pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock purchase warrants.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

8.

Income Taxes

a)

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006

Loss before income taxes	$(1,230,764)	$(1,344,822)
Canadian federal and provincial income tax rates	34.12%	34.12%

Expected income tax (recovery)	$(419,835)	$(458,853)
Items not deductible for income tax purposes	88,321	300,491
Income tax benefit recognized on issuance of flow-through shares	(302,986)	(387,649)
Unrecognized benefit of non-capital losses	331,514	158,362

Total income taxes (recovery)	$(302,986)	$(387,649)

Represented by:
Current income tax	$-	$-
Future income tax recovery	$(302,986)	$(387,649)

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

8.

Income Taxes - Continued

b)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets (liabilities)
Non-capital loss carry forwards	$1,797,337	$1,362,444
Share issue costs	64,550	76,037
Undepreciated capital cost in excess of accounting net book value	40,620	35,391
Mineral properties	(516,746)	(251,415)

	1,385,761	1,222,457
Valuation allowance	(1,385,761)	(1,222,457)

Net future income tax assets	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $5,267,693 available to offset against taxable income in future years, which, if unutilized, will expire through to 2027.  Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $1,281,220 available to reduce taxable income of future years.

c)

Future Income Tax Recovery

During the year, flow-through shares totalling $888,000 (2006 - $1,136,800) were issued, which funds are required to be spent on certain Qualifying Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. This amounted to $302,986 (2006 - $387,649). However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2008 and 2007
Canadian Funds

9.

Segmented Information

Details on a geographic basis as at 30 April 2007 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$609,715	6,706,156	-	7,315,871
Mineral property costs	$609,715	2,186,002	-	2,795,717
Loss for the year	$(297)	(1,145,799)	(84,668)	(1,230,764)

Details on a geographic basis as at 30 April 2006 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$248,246	$5,351,510	$81,986	$5,681,742
Mineral property costs	$248,246	$1,742,151	$81,986	$2,072,383
Loss for the year	$-	$(1,344,822)	$-	$(1,344,822)

Details on a geographic basis as at 30 April 2005 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$82,279	$5,934,711	$53,626	$6,070,616
Mineral property costs	$82,279	$1,200,443	$53,626	$1,336,348
Loss for the year	$-	$(1,894,297)	$-	$(1,894,297)

10.

Commitments

a)

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

b)

By agreement dated 1 December 2006, the Company entered into a five-year lease for office premises with the following lease payments to the expiration of the lease on 30 November 2011:

Amount
2008	$42,379
2009	42,379
2010	42,379
2011 (expiry in November 2011)	24,721
Total	$151,858